NOTICE OF CHANGE OF AUDITOR

[Letterhead of Morgan & Company, Chartered Accountants]
[PO Box 10007 Pacific Centre, 1488-700 West Georgia Street
Vancouver, BC V7Y 1A1]

September 27, 2004

British Columbia Securities Commission	Alberta Securities Commission
PO Box 10142, Pacific Centre	4th Floor, 300-5th Avenue SW
9th Floor, 701 West Georgia Street	Calgary, AB T2P 3C4
Vancouver, BC V7Y 1L2

Dear Sirs:

Re:          TERYL RESOURCES CORP. (the “Company”)

We have been informed by the Company of its intention to appoint Morgan & Company (the “Successor Auditor”) as the auditor of the Company effective upon the resignation of June Fitzmartyn (the “Former Auditor”). The Company has provided us with the disclosures required by National Instrument 51-102, Part 4.11 entitled “Change of Auditor”. We have reviewed the information contained in the Notice of Change of Auditor (the “Notice”) in the form attached hereto as Schedule “A” and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Instrument 51-102, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission and the Alberta Securities Commission from each of the Former Auditor and the Successor Auditor, will be mailed to the securities administrators in each province or territory in which the Company is a reporting issuer within 30 days of the date of resignation and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours truly,

“Jack Christiansen”

Jack Christiansen, C.A.
for Morgan & Company

JKC:mm